HEIDRICK & STRUGGLES
                                                         4200 Sears Tower
                                                   233 South Wacker Drive
                                                  Chicago, Illinois 60606
                                               telephone  +1 312 496 1200
                                                     fax: +1 312 496 1686

                                                          12 January 2007



   VIA EDGAR
   ---------

   Kelly McCusker
   Staff Accountant
   Securities and Exchange Commission
   Division of Corporate Finance
   450 Fifth Street, N.W.
   Washington D.C. 20549

   Robert Telewicz
   Senior Staff Accountant
   Securities and Exchange Commission
   Division of Corporate Finance
   450 Fifth Street, N.W.
   Washington D.C. 20549


        Re:  Heidrick & Struggles International, Inc.
             Form 10-K for the year ended December 31, 2005
             File No. 000-25837

   Dear Ms. McCusker and Mr. Telewicz:

   On 28 December 2006, Heidrick & Struggles International, Inc. ("Heidrick") received your fax regarding your review of the above referenced filing. You raised one comment in connection with your review. What follows is a copy of that comment and Heidrick's response.


   FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
   ----------------------------------------------

        1. WE NOTE THAT PARAGRAPH FOUR OF THE CERTIFICATION REQUIRED BY EXCHANGE ACT RULE 13a-14(a) OMITS THE INTRODUCTORY LANGUAGE IN PARAGRAPH 4 AND PARAGRAPH 4(b) REFERRING TO INTERNAL CONTROLS OVER FINANCIAL REPORTING. PLEASE FILE AN ABBREVIATED AMENDMENT THAT CONSISTS OF COVER PAGE, EXPLANATORY NOTE, SIGNATURE PAGE AND PARAGRAPHS 1, 2, 4, AND 5 OF THE CERTIFICATION TO CORRECT THE OMISSION OR EXPLAIN TO US WHY NO AMENDMENT IS NECESSARY.







   RESPONSE:

        Consistent with your comments, we will file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification to correct the unintentional omission.


   Thank you for your attentiveness to our filings. We believe that the foregoing has been responsive to your comments. In addition, Heidrick acknowledges that:

        * Heidrick is responsible for the adequacy and accuracy of the disclosure in the filings;

        * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

        * Heidrick may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


   Should you have questions or comments relating to any of the foregoing, please feel free to contact me at (312) 496-1557.

   Sincerely,


   /s/ Eileen A. Kamerick


   Eileen A. Kamerick
   Chief Financial Officer


   cc:  L. Kevin Kelly, Chief Executive Officer
        K. Steven Blake, General Counsel